[Ohio Casualty Corporation letterhead)


Michael A. Winner, CPA
Executive Vice President & Chief Financial Officer






January 17, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington  DC  20549

Re:  Ohio Casualty Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     File No. 0-05544

Dear Mr. Rosenberg:

Ohio Casualty Corporation ("Corporation") has reviewed the comment letter prepared by the Securities and Exchange Commission (Commission) dated December 20, 2005 and submits the following in response. Please note for ease of reference we have restated the Commission's comments within our responses.

Form 10-K for the year ended December 31, 2004

Management's Discussion and Analysis, page 18

     Results of Operations, page 18
     ------------------------------

1. We note that you have included in your disclosures a caption for the non-GAAP measure operating income (loss). We believe that the use of this measure must comply with Item 10e of Regulation S-K. This measure eliminates certain recurring items such as realized gains (losses). The acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. We note that excluded realized investment gains (losses) have the following attributes:



9450 Seward Road, Fairfield, OH  45014            Telephone: 513-603-2267
Fax: 513-603-3134      mike.winner@ocas.com

     - There is a past pattern of these items occurring in each reporting period;
     - The financial impact of these items will not disappear or become immaterial in the future; and
     - There is no unusual reason that a company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9 and 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures". Please tell us how this measure complies with the guidance referred to above.

Response:
---------
The guidance in Question 8 states " while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance." The Corporation discloses the non-GAAP measure of consolidated operating income (loss) as management believes this is an important performance measure that is useful in evaluating the overall financial condition and performance of the Corporation. This measure is used by management and members of the investment community to evaluate the profitability of recurring insurance operations. Management reviews and evaluates the performance of the operations on a monthly basis using several financial measures, one of the most important being consolidated operating income (loss). Additionally, consolidated operating income
(loss) is a key performance metric identified by the Corporation's Board of Directors for use in determining incentive based compensation of the Corporation's management. Realized investment gains (losses) are subject to significant volatility within the investment markets and are not a true measure of the performance of the operations of the Corporation. For these reasons, it is common practice in the insurance industry, and a frequent request by investment analysts who follow the insurance industry, to report operating income (loss) defined as net income excluding realized investment gains (losses). This measure is often referred to by the investment community and used as a significant metric of performance when evaluating companies within the industry. This measure is not intended to replace GAAP net income nor is it presented with any more prominence, but is included to enhance the investment community's understanding of the actual performance of the operations. The Corporation provides a reconciliation of operating income (loss) to net income (loss) and the reasons why management uses the non-GAAP financial measure.

We realize and agree that the Corporation has had a past pattern of realized investment gains (losses) occurring in each reporting period and the financial impact of these items will not disappear in the future. The Corporation does not infer, intend to infer or label these items as non-recurring for these reasons. However with the explanations provided in the previous paragraph, management believes that these items are of a special nature that should not be included in an evaluation of the Corporation's insurance operations and financial performance.

Despite the fact that the Corporation believes this non-GAAP measure to be important to its investors, for the reasons cited above, on a prospective basis beginning with the Form 10-K for the year ended December 31, 2005, the Corporation will not include the non-GAAP measure of operating income in its Management's Discussion and Analysis of Financial Condition and Results of Operation.


     Loss and Loss Adjustment Expenses, page 39
     ------------------------------------------

2. We noticed that the Company's actuaries determine a point estimate by product which management adjusts based upon its best estimate of the liability for loss and loss adjustment expense (LAE) reserves. For each product line, please provide to us, in disclosure-type format, a description of the method used by the actuary to determine the point estimate for each product line and what specific factors/justifications, management used to adjust the point estimates provided by the actuaries.

Response:
---------
Our actuaries utilize various generally accepted actuarial reserving methods to establish our incurred but not reported (IBNR) and LAE reserves for each product line. The principal methods include, but are not limited to:

  1. Paid loss development - payment patterns of prior claims are used to estimate future payment patterns which are applied to current payments to derive an estimate of ultimate losses.
  2. Incurred loss development - case incurred patterns of prior claims are used to estimate future incurred patterns which are applied to current incurred losses to derive an estimate of ultimate losses.
  3. Expected loss ratio - loss ratios are determined for recent accident years based on historical accident year loss ratios, recent economic trends and changes in the book of business including rate levels. The expected loss ratio for each accident year is then applied to the actual earned premiums to calculate ultimate losses.
  4. Bornhuetter-Ferguson estimates - blends the expected loss ratio method with either the paid or incurred loss development method using weights based on the maturity of the accident year.
  5. Claim count and severity estimates - ultimate claim counts and average claim severities are developed separately and then multiplied to derive an estimate of ultimate losses.

Reserves for losses and allocated LAE for asbestos and environmental exposures are especially difficult to determine because of the high amount of legal costs and the extended period of time required to settle these claims. Methods used by the Company's actuaries to estimate these reserves include survival ratio funding, S-curves applied to both paid and case incurred losses and allocated loss adjustment expenses (ALAE), and frequency and severity estimates. Point estimates are selected based on the estimates from these methods.

The merits of each method are evaluated given the facts at hand. An estimate of the ultimate losses is then made based upon the particular method or combination of methods that is deemed most appropriate. The various assumptions, estimates and other factors that may have an impact on our ultimate losses are discussed with management to determine the company's best estimate of the ultimate losses and LAE, and our estimate of IBNR is then recorded.

Management relies heavily on the actuarial estimates and recognizes that the actuaries exercise a considerable degree of judgment in selecting these estimates. It is also recognized that there is a great deal of uncertainty in the reserve estimates due to the factors described in the third paragraph of the section entitled "Loss and Loss Adjustment Expenses"on page 39 of the 2004 Form 10-K, and that unforeseen events can have unfavorable impacts on the reserve estimates. This uncertainty is illustrated by the reserve development presented in the Analysis of Development of Loss and LAE liabilities schedule which appears on pages 11 and 12 under Item 1 of the 2004 Form 10-K. Management considers the actuarial estimates as well as all of these factors in determining its best estimate.

The Corporation will include disclosure similar to that presented above in the Form 10-K for the year ended December 31, 2005.

3. We note your sensitivity analysis disclosure related to changes in the stable loss inflation assumption. Please explain to us whether this assumption is the key variable in your loss reserving methodology and whether you believe the hypothetical one percent increase in the inflationary trend is reasonably likely to occur. If not true, please provide us in disclosure-type format which assumptions are key to your reserving process and the impact of reasonably likely changes in these assumptions.

Response:
---------
An unexpected change in the loss cost trend implicitly built into the reserve estimates could be caused by one or more of the factors described in the third paragraph of the section entitled "Loss and Loss Adjustment Expenses" on page 39 of the 2004 Form 10-K. The reserve estimates assume consistency of these factors without making explicit assumptions as to the values or levels of these factors. The hypothetical one percent increase in the loss cost trend is presented merely to illustrate the variability introduced by such a change which could be due to a change in any of these factors.

It is difficult, if not impossible, to predict which direction the trend rate will change, if at all, and by how much. It is possible that more than one of these factors could change concurrently, or consecutively, and in favorable or unfavorable directions. It is possible that many of these factors could change simultaneously and all go in one direction (favorable or unfavorable), or that they offset each other. It is reasonably likely that one or more changes in factors will occur, but impossible to know which and to what degree.

The Corporation will take into consideration your comment and our response, to determine if additional disclosure or clarifying language, similar to the above, is necessary for incorporation into the Form 10-K for the year ended December 31, 2005.

4. As IBNR reserves estimates are more imprecise, for each line of your business, please tell us, in disclosure-type format, the amounts of your loss reserves for IBNR claims.

Response:
---------
The following table displays case reserves, IBNR loss reserves (defined below) and LAE reserves by line of business, on a net of reinsurance basis. The IBNR loss reserves include provisions for incurred but not reported claims, increases on known cases, and claims to be reopened. The IBNR provision also includes an offset for anticipated salvage and subrogation recoveries.



Reserves in millions of dollars as of December 31, 2004*


                           Case           IBNR           LAE
Line of Business         Reserves       Reserves       Reserves       Total
----------------         --------       --------       --------       -----
Personal property          $ 30           $ 39           $ 17        $   86
Personal auto incl.
personal umbrella           145             82             58           285
Commercial auto              96            121             44           261

Workers compensation        290            280             71           641

CMP, fire & inland
  marine                    130            164            123           417

General liability            53            104             89           245

Commercial umbrella          29            168             39           236

Fidelity & surety             9              1              4            14

Total                      $780           $959           $444        $2,184
                           ====           ====           ====        ======


* Net of reinsurance excluding provision for uncollectible reinsurance



The Corporation will include disclosure similar to that presented above in the Form 10-K for the year ended December 31, 2005.



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Financial Statements, page 49
-----------------------------

     Note 1C, page 54, Investments
     -----------------------------

5. Please explain to us why you include cash equivalents under paragraph 8 of SFAS 95 as short-term investments.

Response:
---------
The Corporation's short-term investments are comprised of treasury bills, commercial paper and money market funds, all types of cash equivalents listed in paragraph 9 of Statement of Financial Accounting Standards (SFAS)
95. These investments are readily convertible to known amounts of cash and so near maturity that they present insignificant risk of changes in value because of interest rate changes. Cash purchases and sales of these investments have historically been part of the Corporation's cash management activities, rather than part of its operating, investing and financing activities and therefore have been treated as cash equivalents in the Statement of Cash Flows. As noted in Note 1c, maturities of short-term investments are within 90 days or less at the date of acquisition, as defined in paragraph 8 of SFAS 95.

At December 31, 2004, the Corporation's increase in short-term investments from December 31, 2003 was related to the issuance of $200 million of Senior Notes in June 2004, as described in Note 16, pages 69-70, Debt. Proceeds from the Senior Notes were used in the first half of 2005 to redeem the Corporation's existing Convertible Notes. The proceeds from the Senior Notes were invested in short-term marketable securities (as described above) until the funds were used to repay the Convertible Notes. Since these proceeds were invested in the same type of short-term investments as the Corporation had historically invested in, these investments were also treated as cash equivalents. The Corporation did not change it's accounting policy regarding short-term investments due to the increased investment in these types of securities as of December 31, 2004 and accordingly treated them as cash equivalents in the Statement of Cash Flows as of December 31, 2004.

The Corporation will revise the caption "Cash and cash equivalents" to "Cash and short term investments" in its Consolidated Statement of Cash Flows for each of the three years presented in the Form 10-K for the year ended December 31, 2005.

In response to your request to include the following, please be advised the Corporation acknowledges:
   - that it is responsible for the adequacy and accuracy of the disclosure in the filing;
   - that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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You may contact Debra K. Crane, Senior Vice President, General Counsel and
Secretary, by telephone at (513) 603-2213 or via fax at (513) 603-2208 or email at Debra.Crane@ocas.com if you have questions or comments on the responses of the Corporation.

Sincerely,




/s/Michael A. Winner

Michael A. Winner
Executive Vice President and
Chief Financial Officer